UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Hubbell Incorporated
(Name of Issuer)

Class A Common Stock, par value $.01 per share
(Title of Class of Securities)

443510102
(CUSIP Number)

Mason Capital Management LLC 110 East 59th Street, 30th Floor New York, New York 10022 212-771-1206
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443510102	SCHEDULE 13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS Mason Capital Management LLC, in its capacity as investment manager for certain investment funds and managed accounts.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
422,569
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
422,569
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
422,569
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 443510102	SCHEDULE 13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS
Kenneth M. Garschina
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
422,569
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
422,569
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
422,569
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 443510102	SCHEDULE 13D	Page 4 of 8 Pages

1		NAMES OF REPORTING PERSONS
Michael E. Martino
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
422,569
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
422,569
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
422,569
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 443510102	SCHEDULE 13D	Page 5 of 8 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to and amends the Statement of Beneficial Ownership on Schedule 13D of (i) Mason Capital Management LLC, a Delaware limited liability company (“Mason Capital Management”), (ii) Kenneth M. Garschina and (iii) Michael E. Martino (hereinafter sometimes collectively referred to as the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on April 1, 2011 (the “Statement” and, as amended by this Amendment No. 1, this “Schedule 13D”), with respect to the Class A Common Stock, par value $0.01 per share (the “Class A Shares”), of Hubbell Incorporated, a Connecticut corporation (the “Company”).  The purpose of Amendment No. 1 is solely to correct a clerical error in the Statement related to the number of shares beneficially owned by the Reporting Persons as 422,069; the correct number of shares beneficially owned by the Reporting Persons is 422,569.  The Statement is hereby amended to correct such inaccuracy.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

All of the funds used in making the purchases of the Shares of Class A Common Stock came from the working capital of Mason Capital LP, Mason Capital Master Fund and the Managed Accounts.  The aggregate purchase price of the Shares of Class A Common Stock was approximately $23,739,106.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for each of the Reporting Persons have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentages of ownership are based on 7,167,506 shares of Class A Common Stock outstanding as of February 11, 2011, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 16, 2011:

(a)            Each of the Reporting Persons may be deemed to be the beneficial owner of 422,569 shares of Class A Common Stock as of the date hereof, representing approximately 5.9% of the outstanding shares of Class A Common Stock.

(b)           Mason Capital Management has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 422,569 shares of Class A Common Stock.  Mr. Garschina and Mr. Martino share the power to vote and dispose of 422,569 shares of Class A Common Stock.

(c)           Information with respect to all transactions in shares of Class A Common Stock which were effected during the past sixty days by each of the Reporting Persons is set forth on Exhibit B annexed hereto and incorporated herein by reference.

(d)           The right to receive dividends from, or the proceeds from the sale of, all Shares of Class A Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons is held by Mason Capital LP, Mason Capital Master Fund or the Managed Accounts, as the case may be, all of which are the advisory clients of Mason Capital Management.

(e)           Not applicable.

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons disclaims beneficial ownership of all Shares of Class A Common Stock reported in this Schedule 13D, except to the extent of any pecuniary interests therein.

CUSIP No. 443510102	SCHEDULE 13D	Page 6 of 8 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit A	Schedule 13D Joint Filing Agreement, dated as of April 1, 2011 (previously filed as Exhibit A to the Schedule 13D filed with the SEC on April 1, 2011).

Exhibit B	Information with Respect to Transactions Effected During the Past Sixty Days.

CUSIP No. 443510102	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Date:  April 4, 2011

MASON CAPITAL MANAGEMENT LLC

By:	/s/ John Grizzetti

Name:	John Grizzetti

Title:	Chief Financial Officer

/s/ Michael E. Martino
Michael E. Martino

/s/ Kenneth M. Garschina
Kenneth M. Garschina

CUSIP No. 443510102	SCHEDULE 13D	Page 8 of 8 Pages

EXHIBIT B

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Date	Shares Purchased	Average Price
01/31/2011	200	59.25
02/01/2011	100	60.25
02/03/2011	356	59.41
02/04/2011	100	60.40
02/07/2011	1,350	61.37
02/08/2011	1,352	61.51
02/09/2011	343	62.00
02/11/2011	2,465	63.19
02/16/2011	4,000	63.50
02/23/2011	299	62.00
02/24/2011	700	63.07
02/25/2011	512	64.00
02/28/2011	1,900	65.64
03/01/2011	192	65.00
03/04/2011	100	65.00
03/04/2011	400	65.25
03/11/2011	300	65.50
04/01/2011	500	68.03

All of the above transactions were effected on the New York Stock Exchange.